FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – JUNE 1, 2010

BAYTEX ENERGY TRUST TO PRESENT AT THE RBC CAPITAL MARKETS GLOBAL ENERGY AND POWER CONFERENCE

CALGARY, ALBERTA (June 1, 2010) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Anthony Marino, President and Chief Executive Officer, will be presenting at the RBC Capital Markets Global Energy and Power Conference on Tuesday, June 8, 2010 at 8:00 a.m. EDT (6:00 a.m. MDT) in New York, New York. Presentation slides and a link to the webcast (audio only) will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The archived webcast (audio only) of the presentation can also be accessed via the following URL for 30 days following the presentation:

http://www.wsw.com/webcast/rbc118/rbc118_panel8/

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and CEO	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Director of Investor Relations	Telephone: (587) 952-3237
Cheryl Arsenault, Investor Relations Representative	Telephone: (587) 952-3238

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca